FOR IMMEDIATE RELEASE

JED OIL INC. UPDATES FUTURE PLANS AND ANNOUNCES 2006 EXIT RATE

(North Ferrier Assets Offered for Sale; G&A Reductions will be reflected in Q2’07 Results)

(All amounts are in U.S. dollars)

Calgary, Alberta – Thursday, February 15, 2007 – JED Oil Inc. (“JED” or the “company”) (AMEX: JDO) today announced that its exit production rate at December 31, 2006 was 960 barrels of oil equivalent per day (Boe/d).  This rate reflects the results of the previously announced asset swap with Enterra Energy Trust in the third quarter, and sale of the company’s East Ferrier assets in the fourth quarter.  “The 2006 financial results will be released during the last week of March,” stated JED’s Chief Financial Officer, Richard Carmichael.

JED also announced that it will sell its remaining assets in the North Ferrier area of Alberta and has retained Western Divestments of Calgary to handle the sale process.  Offers for the assets, which consist of  production of approximately 760 Boe/d with additional uphold zone potential and 1,600 undeveloped acres, will be accepted through March 15, 2007, with closing expected to occur in early April.   The company is also seeking a farmout of its Pinedale assets for another party to continue to drill, and hopes to conclude such a transaction over the next several months.

Commenting on the company’s financial position, Mr. Carmichael noted, “JED currently has a revolving line of credit with its primary lender of $17.9 million, of which we have currently drawn down  approximately $3.5 million.  This line is subject to an annual review and we expect that it will be reduced due to the company’s decrease in production and asset sales, as well as external factors like the current low price of natural gas.  However, despite a reduction to our line, we expect to have a sufficient line which, with expected net proceeds from the sale of the North Ferrier assets, will be adequate working capital for our 2007 drilling program.”  The lender’s annual review, which is expected to be completed by March 30th, will commence when independent engineers have completed the evaluation of JED’s reserves and their estimated net present value; this is expected in late February..

Looking forward to the business plan for 2007, Tom Jacobsen, JED’s Chief Executive Officer, advised, “We are actively pursuing development opportunities that meet our financial parameters for low risk and low cost drilling with potential upside, and which have the existing infrastructure to get new wells tied in without delay.  We are taking the time to diligently and carefully review as many opportunities as possible and make the best decisions among the many available options.  We are pleased to announce that we have entered into an agreement for one such opportunity.”  JED has agreed to purchase a 100% working interest in two sections (1,280 acres) of undeveloped land for $88,270 in the Hines Creek area of northern Alberta, where the company plans to drill two gas wells targeting the Notikewin formation.  The asset acquisition is scheduled to close on February 21st, subject to completion of JED’s title review.  JED is also currently completing one previously drilled well in West Ferrier and, if production rates warrant, plans to drill up to three additional wells during 2007.

(more)

JED Oil News Release

February 15, 2007

“We have completed the restructuring of our staff and other cost-cutting measures, including the purchase of an office building in Didsbury, Alberta, reducing our monthly cost for office space and utilities from $35,862 to approximately $6,800,” stated James Rundell, the company’s President.  “We are very pleased with our current personnel and are confident that we have an adequate number of experienced and efficient employees to accomplish all of JED’s business, financial and regulatory responsibilities in a proficient and timely fashion.  We have the people, opportunities and financial resources to pursue our 2007 program and future growth.”  “ The results of the reduction will first be reflected in our Q2’07 results due to extraordinary expenses of the restructuring, such as severance and moving costs, which we incurred in Q4 of 2006 and Q1 of 2007,” stated Mr. Carmichael.  “We are targeting gross general and administrative expenses in Q2 to average $260,000 per month, as opposed to the 2006 average of  roughly $451,000."

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and develops and operates oil and natural gas properties principally in western Canada and the United States.

Boe's, or barrels of oil equivalent, may be misleading if used in isolation.  A boe conversion ratio of 6 mcf to 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This press release contains forward-looking statements. The words “proposed”, “anticipated” and scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the failure of JED to sell the North Ferrier assets, a lower than expected line of credit following the annual review, the inability of management to find development opportunities that meet its financial parameters, or drilling results that do not meet expectations. Additional factors that may affect future results are contained in JED’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov) and JED’s filings with Alberta Securities Commission which are available at the Web site for electronic disclosure in Canada (http://www.sedar.com). JED is under any obligation, and each expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Tom Jacobsen, Chief Executive Officer

Linda Latman  (212) 836-9609

(403) 538-3226

Lena Cati (212) 836-9611

Marcia Johnston, General Counsel

www.theequitygroup.com

(403) 444-4413

www.jedoil.com